[Northwestern Mutual Letterhead]

September 21, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Registrant:	NML Variable Annuity Account C (“Registrant”)

Subject:	Form N-4 Reg. File No. 333-133381
Pre-Effective Amendment No. 2
Reg. File No. 811-21886
Amendment No. 4

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Registrant, through its depositor The Northwestern Mutual Life Insurance Company, and Northwestern Mutual Investment Services, LLC, its principal underwriter (“Principal Underwriter”), hereby respectfully request that the enclosed Pre-Effective Amendment be declared effective on or about September 21, 2006, or as soon as administratively possible thereafter.

The Registrant and Principal Underwriter, by their signatures below, affirm that they are aware of their respective responsibilities under the Act in connection with the public offering of the securities identified in the Pre-Effective Amendment.

Please address any questions or comments to Michael J. Mazza at 414-665-2052.

Very truly yours,

NML VARIABLE ANNUITY ACCOUNT C

By:	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ MICHAEL J. MAZZA
Michael J. Mazza
Assistant General Counsel and Assistant Secretary

NORTHWESTERN MUTUAL INVESTMENT SERVICES, LLC

By:	/s/ MARK J. BACKE
Mark J. Backe
Secretary